ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 043825-0316
December 9, 2014

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Journal Media Group, Inc. – Registration Statement on Form S-1/S-4
Ladies and Gentlemen:

On behalf of Journal Media Group, Inc., a Wisconsin corporation (the “Company”), we are submitting for confidential nonpublic review a draft registration statement on Form S-1/S-4 via EDGAR (the “JMG S-1/S-4”). This submission relates to the proposed issuance of common stock, par value $0.01 per share, of the Company in the newspaper portion of the proposed broadcast and newspaper transactions among The E. W. Scripps Company (“Scripps”), Journal Communications, Inc. (“Journal”) and certain subsidiaries of Scripps and Journal, including the Company. In connection with such proposed broadcast and newspaper transactions, Scripps filed a registration statement on Form S-4 (Registration No. 333-200388), containing the joint proxy statement/prospectus of Scripps and Journal, on November 20, 2014 (the “Scripps S-4”), which is currently being reviewed by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). We have been informed by the Staff that Paul Fischer (202-551-3415) is the legal examiner and that Charles Eastman (202-551-3794) is the accounting examiner for the Scripps S-4. In particular, we note for your information and coordination of review, that much of the disclosure set forth in the JMG S-1/S-4 is substantially similar to disclosure set forth in the Scripps S-4.

The Company is submitting for confidential review the JMG S-1/S-4 pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Company confirms its Emerging Growth Company status. As an Emerging Growth Company, the Company advises the Staff that it is electing not to defer compliance with new or revised financial accounting standards.

Should any questions arise in connection with this submission, please contact the undersigned at (414) 297-5668 or Jason M. Hille at (414) 319-7336.
Very truly yours,

/s/ Russell E. Ryba
Russell E. Ryba

Attachment

cc:	William Appleton, Esq.
The E. W. Scripps Company

Mary Hill Taibl, Esq. Journal Communications, Inc.
Benjamin F. Garmer III, Esq.
Jason M. Hille, Esq.
Foley & Lardner LLP

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